
March 11, 2025

Jeffrey Brotman
Chief Executive Officer
Crane Harbor Acquisition Corp.
1845 Walnut Street, Suite 1111
Philadelphia, PA 19103

> **Re: Crane Harbor Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed February 12, 2025**
> **File No. 333-284852**

Dear Jeffrey Brotman:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note that your sponsor and the underwriters committed to purchase an aggregate of 550,000 private placement units (or 602,500 private placement units if the underwriters' over-allotment option is exercised) in a private placement that will close simultaneously with the closing of this offering. We also note that up to $2,500,000 of working capital loans from your sponsor may be convertible into units of the post-business combination entity at a price of $10.00 per unit. Please revise the cover page to state whether the private placement units and the conversion of the working capital loans into units may result in a material dilution of the purchasers' equity interests. See Item 1602(a)(3) of Regulation S-K.

Summary
Our Company, page 7

2.   We note your disclosure that your management team's proven track record of success in prior SPAC transactions, including Falcon Minerals, Juniper Industrial Holdings' combination with Janus International Group, Vertiv's combination with GS Acquisition Holdings, and Osprey Technology Acquisition Corp.'s merger with BlackSky Technologies, demonstrates their ability to effectively execute business combinations. For each prior SPAC, please disclose the amount of time taken to complete the initial business combination, whether there were any extensions sought, and the percentage of redemptions. See Item 1603(a)(3) of Regulation S-K.

Market Opportunity, page 8

3.   We note your use of industry and market data in various statements here. Please ensure that you have disclosed your support for all such statements, including the names and dates of third party sources.

Sponsor Information , page 13

4.   Please revise to describe the material roles and responsibilities of your sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company's activities. See Item 1603(a)(4) of Regulation S-K.

5.   Describe any agreement, arrangement, or understanding between the SPAC sponsor and the special purpose acquisition company, its officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction. Please refer to Item 1603(a)(5).

6.   Describe any agreement, arrangement, or understanding, including any payments, between the SPAC sponsor and unaffiliated security holders of the special purpose acquisition company regarding the redemption of outstanding securities of the special purpose acquisition company. See Item 1603(a)(8) of Regulation S-K.

Summary Financial Data, page 44

7.   Your disclosure in note (2) indicates that the As Adjusted total assets calculation includes proceeds from the sale of the private placement units of $5,500,000. However, it is not clear whether the amount shown here of $176,250,376 includes this amount. Please advise or revise as necessary.

We may not be able to complete an initial business combination because such initial business combination may be subject to regulatory review, page 70

8.   We note your disclosure on page 70 that you may not be able to complete an initial business combination because such initial business combination may be subject to regulatory review and approval requirements, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States ("CFIUS"), or may be ultimately prohibited. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, revise your filing to include risk factor

disclosure that addresses how this fact could impact your ability to complete your initial business combination.

Dilution, page 96

9.   Your disclosure indicates that your dilution calculations "do not reflect any dilution associated with the conversion of rights, including the private rights." Please revise your disclosure to explain why you determined not to include these shares in the denominator of your dilution calculations. Refer to Section 1602(c) of Regulation S-K.

Principal Shareholders, page 152

10.   Please expand your disclosure to describe clearly the nature and amount of the direct and indirect interests in your sponsor as of the most recent practicable date. We note your disclosure in footnote 3 to your principal shareholders table. Refer to Item 1603(a)(7) of Regulation S-K.

Signatures, page II-5

11.   Please confirm that your registration statement has been signed by a majority of the board of directors. See Instruction 1 to the Signatures section of Form S-1.

Exhibits

12.   Please file the consent of each director nominee as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

General

13.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact a staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark E. Rosenstein, Esq.